EXHIBIT (a)(5)(E)

Navios Maritime Holdings Inc.

Announces

Increased Consideration for the Series G ADS Exchange Offer

And

Expiration of Series H ADS Exchange Offer

Monaco, March 18, 2019 — Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) today announced (i) amendments to the Company’s previously announced exchange offer for cash and/or Notes (defined below) for American Depositary Shares, representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G ADSs”) and the consent solicitation for the Series G ADSs and (ii) the results of the exchange offer for cash and/or Notes for American Depositary Shares, representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H ADSs”) (collectively, the “Exchange Offer,” and the exchange offer and consent solicitation for the Series G ADSs, the “Series G ADS Exchange Offer” and the exchange offer for the Series H ADSs, the “Series H ADS Exchange Offer”).

Amended Series G ADS Exchange Offer

As of March 15, 2019, there were 836,636 Series G ADSs validly tendered for cash and/or newly issued 9.75% Senior Notes due 2024 (the “Notes”). The Company seeks up to 946,100 Series G ADSs (representing 66 2/3% of outstanding Series G ADSs).

Under the amended terms of the Series G ADS Exchange Offer, for each Series G ADS tendered, the Company is offering:

•	$1.00 in cash, which shall not be subject to the cash cap described below (the “Additional Series G ADS Cash Consideration”); plus

•	$7.75 in cash; and/or

•	$8.78 principal amount of the Notes.

The revised consideration for the Series G ADSs of $8.75 ($7.75 + $1.00) and $9.78 ($8.78 + $1.00) represents a premium of (1) 154% per share in cash and (2) 183% per share in Notes to the unaffected share price of the Series G ADSs at the launch of the Exchange Offer.

The Company is also extending the expiration date relating to the Series G ADS Exchange Offer through 11:59 pm New York City time on Friday, March 29, 2019 (the “Extended Series G Expiration Date”).

Expiration of Series H ADS Exchange Offer

As of March 15, 2019, there were 1,101,113 Series H ADSs tendered and accepted by the Company in the Series H ADS Exchange Offer. The Company is paying a total of approximately $4.2 million in cash consideration and issuing a total of approximately $4.8 million in aggregate principal amount of Notes, subject to further adjustment downwards such that no fractional Notes are issued, in exchange for the Series H ADSs tendered and accepted by the Company in the Series H ADS Exchange Offer.

Other Considerations Relating to the Series G ADS Exchange Offer

Excluding the Additional Series G ADS Cash Consideration, no more than 50% of the Series G ADSs, as a class, tendered will receive cash. Holders of Series G ADSs tendered in excess of this limitation will be deemed to have elected to receive Notes instead on a pro rata basis (the “cash cap”).

If Series G ADSs are validly tendered and not properly withdrawn in excess of the number of Series G ADSs set forth above that the Company is seeking in the Series G ADS Exchange Offer, they will be subject to the tender acceptance proration procedures described in the Prospectus (as defined below). Holders who wish to tender their Series G ADSs must deliver, or cause to be delivered, their Series G ADSs and other required documents to the exchange agent before the Extended Series G Expiration Date.

Complete Terms and Conditions

Georgeson LLC is acting as the Information Agent for the Series G ADS Exchange Offer.

The Bank of New York Mellon is acting as the Exchange Agent and Depositary for the Exchange Offer.

The complete terms and conditions of the Series G ADS Exchange Offer are set forth in the Prospectus, as will be supplemented by Amendment No. 5 to the Schedule TO expected to be filed on or about March 18, 2019 and this press release (the “Offering Materials”).

Copies of the Offering Materials may also be obtained from the Information Agent upon request:

Georgeson LLC

Call Toll-Free (888) 566-3252

Contact via E-mail at: Navios@georgeson.com

Important Notices and Additional Information

This press release is for informational purposes only. This press release is neither an offer to purchase nor a solicitation to buy any of the existing Series G ADSs or Series H ADSs or the underlying preferred shares of the Series G ADSs or the Series H ADSs. This press release shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. In connection with the Exchange Offer, the Company has filed with the SEC a Registration Statement on Form F-4 that includes a Prospectus, as it may be amended or supplemented (the “Prospectus”) and other Exchange Offer related documents, which fully describe the terms and condition of the ongoing Series G ADS Exchange Offer. The Company is making the Series G ADS Exchange Offer only by, and pursuant to the terms of, the Prospectus. The Series G ADS Exchange Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the Information Agent or the Exchange Agent for the Series G ADS Exchange Offer makes any recommendation in connection with the Series G ADS Exchange Offer. The Company urges holders of Series G ADSs to read the registration statement, the Prospectus, and related financial disclosures (including all amendments and supplements) and to consult with their tax, financial, etc. advisors before making any investment decision.

Dealer Solicitation Fee

Upon the terms and conditions of the Series G ADS Exchange Offer set forth in the Prospectus, with respect to any tender and acceptance of Series G ADSs, the Company will pay soliciting dealers a fee of 2.0% of the original liquidation preference ($25.00) applicable to each Series G ADS tendered. In order to be eligible to receive the soliciting dealer fee, a properly completed soliciting dealer form must be delivered by the relevant soliciting dealer to the Exchange Agent prior to the Extended Series G Expiration Date.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit the Company’s website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements concerning future events and expectations including with respect to the completion of the Series G Exchange Offer. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact

Navios Maritime Holdings Inc.

+1.212.906.8643